DC

No Act

P.E. 12-29-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044041

February 7, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: Capital One Financial Corporation
Incoming letter dated December 29, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 29, 2006 concerning the shareholder proposal submitted to Capital One by The Marianists Province of the United States. We also have received a letter on the proponent's behalf dated January 26, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

927628

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2007 JAN -4 PM 7:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 67293-00027

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder "Proposal" of the Marianist Province of the United States*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Capital One Financial Corporation ("Capital One"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a purported stockholder proposal and statements in support thereof (the "Submission") received from the Marianist Province of the United States (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Capital One files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Capital One pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a stockholder proposal.

THE SUBMISSION

The Submission requests that the Capital One Board of Directors adopt a policy "that company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution . . . to ratify the compensation of the named executive officers [.] set forth in the proxy statement's Summary Compensation Table . . . ." The supporting statement describes the Submission as allowing stockholders to "express their opinion about senior executive compensation at Capital One Financial by establishing an annual referendum process."

A copy of the Submission and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a stockholder proposal.

ANALYSIS

The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks an Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for stockholder action but instead seeks to provide a mechanism that would allow stockholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable Under Commission Amendments to Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for stockholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*) (*citation omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (*citations omitted*).

The Submission is exactly of the type addressed by the Commission in the releases cited above, as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "allow shareholders to express their opinion about senior executive compensation at Capital One Financial" and to allow stockholders to "provide[] input to boards on senior executive compensation." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not a Proposal for Purposes of Rule 14a-8 Based on Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a stockholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors.

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows stockholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that the purpose of the Submission is to "allow shareholders to express their opinion about senior executive compensation at Capital One Financial."

The Submission's formulation as a request that Capital One adopt a policy of submitting an advisory vote to stockholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (August 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a stockholder proposal is a proper matter for a stockholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where stockholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g.*, *Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors").

- In determining whether a stockholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g.*, *Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a stockholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g.*, *Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a stockholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g.*, *International Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a stockholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) where the company did not engage in the activity that was the subject of the proposed policy); *International Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a stockholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt the proposed policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – i.e., that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure). *See also Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a stockholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff does not look at whether the proposals would result in conflicting policies, but instead looks at the subject matter of the proposals, even if one of the proposals is to be implemented through a process that does not involve adoption of a policy. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that stockholders approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a stockholder proposal asking the company to adopt a policy, the Staff does not look at whether the company has in fact adopted a policy, but instead looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon FASB's adoption of mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one stockholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a stockholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient stockholder support).

Here, regardless of whether one views the Submission as asking for adoption of a policy or as asking that management propose an annual advisory vote for stockholders, the subject matter of the Submission concerns providing stockholders an advisory vote, a matter that is not a proper subject of a stockholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that Capital One adopt a policy on (or submit for a vote) a matter that, if proposed directly by the stockholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach to interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from Capital One's 2007 Proxy Materials.

C. *A Request for Future Votes Is Not a Proper Form for a Stockholder Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8.*

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to achieve an annual stockholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal that a company not take a particular action (such as adoption of a rights plan) without seeking a stockholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future stockholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter – an advisory statement expressing the stockholders' sentiment – be placed before stockholders for an annual vote. Rule 14a-8 prescribes the procedures that a stockholder is to follow if it wishes a particular matter to be placed before stockholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a stockholder to circumvent these standards by proposing that management submit the stockholder's proposal to an annual vote at an indefinite number of future meetings. Instead, Rule 14a-8 requires the stockholder to submit its proposal for a possible vote at each annual meeting and to satisfy the procedural requirements of Rule 14a-8 with respect to each meeting where the stockholder's proposal is to be submitted for a vote.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a stockholder to satisfy certain ownership requirements; specifically, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a-8(c) limits a proponent to submitting no more than one proposal for consideration at a particular stockholders' meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted

---

[1] Allowing stockholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs stockholders that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

proposal. Allowing a stockholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, Rule 14a-8 contemplates that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Capital One excludes the Submission from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Capital One agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Capital One only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or, at Capital One, either Polly A. Nyquist, Managing Vice President, Chief Counsel, at (703) 720-2289 or Tangela Richter, Director, Assistant General Counsel, Securities at (703) 720-3249.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Polly A. Nyquist, Capital One Financial Corporation
Tangela Richter, Capital One Financial Corporation
Brother Steven P. O'Neil, SM, Marianist Province of the United States

100136493_4.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

The Marianists
Province of the United States

20 November 2006

Richard D. Fairbank
Capital One Financial
1680 Capital One Drive
McLean, VA 22102

RE: Agenda Item for 2007 Annual Shareholder Meeting

Dear Mr. Fairbank,

The Marianist Province of the United States, a Roman Catholic religious order of men, is an investor in Capital One. Through our Office of Peace and Justice we are mandated to monitor the social implications of polices and practices of those companies in which we hold investments. We join our actions with like-minded faith-based and socially concerned investors who are members of the Interfaith Center for Corporate Responsibility (ICCR).

We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. As a company well versed in corporate governance trends and with a record of leadership yourselves in corporate governance policies, I know you are following closely the debate on executive compensation and proposed reforms to address the issue. We believe that shareowners need and deserve additional checks and balances to address problems in compensation or dating of stock options etc. At present shareholders only have the option of writing the Chair of the Compensation Committee or withholding votes from Directors who serve on Compensation Committees, a blunt instrument indeed.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Also enclosed is a letter of certification of ownership from our Custodian of our current position of 14,900 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14-a-8. The Marianist Province of the United States intends to fulfill all requirements of Rule 14-a-8, including holding the requisite amount of equity through the date of the 2006 Annual Meeting. We expect other investors may join us as co-filers.

We believe this proposed reform is timely and will provide an additional, much needed check and balances on the Compensation Committee. We would welcome an opportunity to dialogue with someone from the company at the appropriate management level on this important issue.

Sincerely,

Bro. Steven P. O'Neil, SM

Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator

Enc: Resolution, Verification of Ownership
Cc: Bro. Robert Metzger, Gary Brouse, ICCR

Advisory Vote on Executive Compensation

RESOLVED, that shareholders of Capital One Financial urge the board of directors to adopt a policy that company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Capital One Financial management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation at Capital One Financial by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

STATE STREET.

State Street Bank and Trust Company, N.
Specialized Trust Services
125 Sunnynoll Court, Suite 200
Winston-Salem, NC 27106

336 747 7600
617 786 2079

Via E-Mail and Regular Mail

November 6, 2006

Brother Steve O'Neil
Marianist Community
144 Beach 111th Street
Rockaway Park, NY 11694

Re: Confirmation of Holdings

Dear Brother Steve:

This letter is to confirm that as of November 6, 2006, State Street Bank and Trust Company holds a total of 14,900 shares of Capital One Financial Corp common stock in custody on behalf of The Marianists Province of the United States. Below is a breakdown of the shares:

Account #	Total Shares Held	Shares Held for More Than One Year
[redacted]	5,400	5,400
[redacted]	9,500	-0-
Totals	14,900	5,400

Please call me at (336) 747-7638 if you have any questions or require additional information.

Sincerely,

Ryan Peterson
Vice President

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Capital One Financial Corporation

Dear Sir/Madam:

I have been asked by the Marianist province of the United States (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Capital One Financial Corporation (hereinafter referred to either as "Capital One" or the "Company"), and which has submitted a shareholder proposal to Capital One, to respond to the letter dated December 29, 2006, sent to the Securities & Exchange Commission by Gibson Dunn & Crutcher on behalf of the Company, in which Capital One contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of an unspecified exclusion, not apparent in subsection 8(i), under Rule 14a-8

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Capital One's year 2007 proxy statement and that it is not excludable by virtue of any portion of Rule 14a-8.

The Proponent's shareholder proposal requests Capital One to adopt a policy of submitting all executive compensation to an advisory vote of its shareholders.

The Company states in a number of different ways that advisory votes are not permitted under Rule 14a-8. In this, it is sadly mistaken. Shareholder votes on ALL proposals under Rule 14a-8 are advisory. As set forth in the Note to paragraph (i)(1) of Rule 14a-8, proposals are generally not proper under state law if they are binding. Only non-binding, or, in other words advisory, proposals are considered proper under state law. Consequently, the fact that a proposal is advisory is hardly an indication that it can be excluded pursuant to Rule 14a-8. Thus, the fact that a proposal seeks to "allow the shareholders to express their view on a specified topic" (see bottom of page two of the Company's letter) is not fatal to the Proponent's shareholder proposal. On the contrary, it is essential to its validity.

The company makes three sub-arguments in attempting to establish that the Proponent's proposal can be excluded.

A.

The first is to the effect that the Proponent has not submitted an actual "proposal". This argument is grounded on the assertion that the Proponent's proposal does not actually ask the Board to "take action". The wording of the proposal belies this assertion. The Proponent's proposal asks the Board to adopt a specified policy. Thus the Proponent's shareholder does not fall within the Commissions' 1997 description of "a proposal that seeks no specific action, but merely purports to express shareholder views". Indeed, that language was inserted into the Release in order to reverse a Staff position taken in *Pacific Gas & Electric Company* (January 21, 1997) which involved a proposal described by the Staff as follows: "The proposal states that shareholders take exception to the Company's opposition to California's Proposition 209." Needless to say this type of proposal is drastically different from the Proponent's proposal which not only requests that the Board adopt a policy, but urges a policy that pertains to executive compensation, a traditional subject matter for shareholder voting.

B.

The Company's second argument is similar and has a similar defect. It is predicated on a wholly inapplicable no-action letter. See *Sensar Corp.* (April 23, 2001). In that letter the shareholder proposed that there be a vote on the proposition that "the shareholders wish to express their displeasure over the terms of" an option grant. Clearly, no actual action by the company or its board was called for. In contrast, the Proponent's shareholder proposal requests specific action by the board.

Furthermore, even if it is proper to do so (which we strongly doubt), if one looks at what the Proponent's proposal requests that the Board do in the future (namely, submit the compensation package for an advisory vote of the shareholders), the controlling authority would not be Sensar, but rather *The Boeing Company* (February 8, 2001) and

General Motors Corporation (March 29, 2001). In those letters, the Staff found unexceptionable a proposal that the shareholders be given "the opportunity to have an [annual] advisory vote on the members of the audit committee". A proposal that the registrant submit a matter annually to the shareholders for an advisory vote is therefore unexceptional. Similarly, in *Sara Lee Corporation* (September 11, 2006) the Staff rejected objections to a proposal similar in all material respects to the Proponent's proposal. Although the registrant's objections in that no-action letter request were phrased in terms of vagueness and ordinary business, in essence the Company is raising the same underlying issues in the instant case.

In this connection, it should be noted that an advisory vote on executive compensation is hardly an unusual or shocking suggestion. This very week a group of international institutional investors (based in the UK, the Netherlands and Australia where, in each country, the laws require that executive compensation be submitted to an advisory, or in the case of the Netherlands a mandatory, shareholder vote), with some $1,500 billion under management, wrote to Chairman Cox urging that the SEC or the stock exchanges ***require*** that executive compensation be made the subject or an advisory shareholder vote and noting that if the regulators fail to take such action they would support a Congressional mandate requiring such a vote. Congressional hearings are expected to be held in April. According to a first page Financial Times (US) article (January 26, 2007) entitled "Push to curb executive pay" a similar letter was "sent by the Association of British Insurers, representing a fifth of UK investors". The Association of British Insurers letter to the SEC was also mentioned in a page 19 article in the same issue of the Financial Times. The page one article begins:

> Leading global investors yesterday launched an unprecedented campaign to curb outsize executive pay, urging regulators and companies to give shareholders the right to vote on compensation.

It should also be noted that resolutions almost identical to the Proponent's proposal were submitted to seven companies last year and received strong shareholder support, averaging 40%, including 44% at Sun Microsystems, 44% at Countrywide financial, 43% at Sara Lee, 41% at US Bancorp and 40% at Home Depot.

Consistent with the suggestion by the international investors, the Financial Times (US) reported in a January 16 story that Rep Barney Frank, chairman of the House Financial Services Committee, plans to pass a bill by this summer that would, in his words, "legislate greater shareholder involvement in setting CEO salaries". In the last Congress he introduced H.R. 4291 ("The Protection Against Executive Compensation Abuse Act"), which would have mandated shareholder approval of executive compensation. We submit that it would be far better for the Staff and the Commission to agree that 14a-8 permits proposals such as that made by the Proponent, thus permitting voluntary action by Companies and their shareholders, than to provoke Congressional mandates on the subject.

Finally, the Company's citation of *Xcel Energy Inc.* (January 28, 2004) is inapposite. In that letter, which involved a request that the board adopt a policy of submitting the selection of the independent auditor to shareholder approval, the Staff held that the underlying issue of "the method of selecting independent auditors" was an ordinary business matter. In the instant case, the analogy would be that the underlying issue is executive compensation, a matter that the Staff, and the Commission itself, has most emphatically stated is not an ordinary business matter. Neither *Xcel* nor *El Paso Corp* (February 23, 2005) lends any support to the proposition that a proposal can be excluded because it is non-binding. If, as the Company suggests, the appropriate analysis is that the ultimate action (submitting executive compensation to an advisory vote of shareholders) is what should be scrutinized, then the fact that the proposal is non-binding becomes irrelevant. Rather, the issue would become whether the proposal involves a matter of ordinary business, an argument that even the Company is apparently unwilling to make. In short, the Company's own argument backfires. If, as the Company alleges (page 5), the focus should be on the "policy itself as the subject of the proposal" and on "the subject of the policy" it follows that that underlying policy question involves executive compensation, a matter on which shareholders have traditionally been allowed a non-binding vote.

C.

The fact that the Proponent's shareholder proposal might involve votes at a number of future shareholder meetings is unexceptional. This was equally true of the shareholder proposals in *The Boeing Company* and *General Motors Corporation*, cited above, each of which involved an annual advisory vote on audit committee membership. Similarly, numerous letters contemplate that there could be numerous future non-binding shareholder votes on adoption or amendment of poison pill plans. See, e.g., *The Boeing Company* (February 6, 2004); *Mattel, Inc* (February 23, 2004); *Genuine Parts Company* (January 27, 2007); *Nicor, Inc.* (November 23, 2003); as well as many similar letters in previous proxy seasons. See also *IRT Property Company* (March 11, 1991) (to provide for a shareholder advisory vote on all future offers to purchase the company); *Rorer Group, Inc.* (January 29, 1986) (same); *Rorer Group, Inc.* (February 27, 1985) (same); *Wendy's International, Inc.* (February 2, 1991) (submit all change in control compensation packages to a shareholder vote). Most directly in point, however, is *Electromagnetic Sciences, Inc.* (March 9, 1993). That letter involved, according to the Staff description, a proposal to "require an advisory vote of shareholders before the implementation of any increases in the compensation of the chief executive officer". In short, the fact that the Proponent's shareholder proposal, if adopted by the Board, contemplates annual shareholder votes on executive compensation is hardly a fatal flaw.

Finally, this portion of the Company's argument wholly lacks logic. The Proponent's shareholder proposal cannot evade the 14a-8 procedural requirements pertaining to stock ownership since it is not the Proponent who will submit the annual ratification proposal, but rather the Company itself. And, since the proposal is precatory, it will be up to the Company, not the shareholder, whether the ratification vote will take place in any given future year.

For the foregoing reasons, the Proponent's shareholder proposal is not subject to exclusion by reason of any portion of Rule 14a-8.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Ronald O. Mueller, Esq.
Brother Steve O'Neil
Gary Brouse
Fr. Mike Hoolahan
Tim Smith

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Capital One Financial Corporation
Incoming letter dated December 29, 2006

The proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Capital One may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that Capital One may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

END